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October 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney

Re:	McAfee Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 8, 2020
File No. 333-249101

Ladies and Gentlemen:

On behalf of McAfee Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 to the Registration Statement on Form S-1 (the “Third Amended Registration Statement”), which reflects revisions to the above-referenced Registration Statement filed with the Commission on September 28, 2020, as amended by that certain Amendment No. 1 to the Registration Statement filed with the Commission on October 8, 2020, as amended by that certain Amendment No. 2 to the Registration Statement filed with the Commission on October 13, 2020 (the “Registration Statement”). The Third Amended Registration Statement has been revised in response to the comment letter addressed to the Company dated October 13, 2020 from the staff of the Commission (the “Staff”), as well as certain other updated information.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Third Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated October 13, 2020 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Third Amended Registration Statement.

Securities and Exchange Commission	- 2 -	October 19, 2020

Amendment No. 1 to Registration Statement on Form S-1

Note 12: Employee Incentive / Benefit Plans, page F-32

1.    We note your disclosure here as well as on page 99 that a portion of the unvested timebased MEPUs and CRSUs will be recognized as compensation expense over future remaining service periods. If material, please revise to disclose, either here or in your subsequent events footnote, the amount of compensation expense that will be recognized in future periods. Please refer to ASC 855-10-50-2.

Response to Comment 1:

In response to the Staff’s Comment, the Company has revised pages F-38 and F-62 of the Third Amended Registration Statement to include disclosure regarding the amount of compensation expense that will be recognized in future periods.

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Securities and Exchange Commission	- 3 -	October 19, 2020

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Peter Leav (McAfee Corp.)

Venkat Bhamidipati (McAfee Corp.)

Ashish Agarwal (McAfee Corp.)

Katharine Martin (Wilson Sonsini Goodrich & Rosati, P.C.)

Andrew Hill (Wilson Sonsini Goodrich & Rosati, P.C.)